Filed pursuant to Rule 433 of the Securities Act of 1933, as amended
Issuer Free Writing Prospectus dated September 25, 2013
Relating to Preliminary Prospectus dated September 25, 2013
Registration Statement No. 333- 190828

Premier, Inc.

On September 25, 2013, Premier, Inc. (the “Company” or “Premier”) filed Amendment No. 2 to its Registration Statement on Form S-1 (File No. 333-190828) with the U.S. Securities and Exchange Commission (the “SEC”) to update and supplement certain information that had been provided in its preliminary prospectus dated September 16, 2013 relating to the initial public offering of Class A common stock by the Company. This free writing prospectus relates only to this offering and should be read together with the revised preliminary prospectus dated September 25, 2013 (the “Preliminary Prospectus”) included in Amendment No. 2 to the Company’s Registration Statement. The following information is set forth in the Preliminary Prospectus and updates the information contained in the preliminary prospectus dated September 16, 2013. Capitalized terms used but not defined herein have the meanings set forth in the Preliminary Prospectus. To review a filed copy of the Preliminary Prospectus included in Amendment No. 2 to the Registration Statement on Form S-1, click on the following link: http://www.sec.gov/Archives/edgar/data/1577916/000104746913009292/a2216741zs-1a.htm

The Company has amended its disclosure regarding performance services growth in the Preliminary Prospectus in the Prospectus Summary and Business sections to read as follows:

Our member base in the performance services segment has grown from 1,600 at July 1, 2010 to 1,800 at June 30, 2013.

The Company has amended the consolidated balance sheet and other financial data and certain related notes thereto in the Preliminary Prospectus in the Prospectus Summary — Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data section to read as follows:

	As of June 30, 2013
(In Thousands)	Actual	Pro Forma
		(Unaudited)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$255,619	$410,459
Working capital (8)	220,893	353,023
Property and equipment, net	115,587	115,587
Total assets	598,916	1,007,119
Deferred revenue (9)	18,880	18,880
Total liabilities	213,513	401,324
Redeemable limited partners’ capital (10)	307,635	412,235
Common stock	57	—
Class A common stock	—	282
Additional paid-in capital	28,866	155,242
Retained earnings	50,599	39,793
Total stockholders’ equity	$77,768	$193,560

	Fiscal Year Ended June 30,
(In Thousands)	2013	2013	2012 (1)	2011 (2)
	Pro forma (Unaudited)
Other Financial Data:
Segment Adjusted EBITDA (11)
Supply Chain Services (12)	$326,616	$431,628	$385,331	$369,251
Performance Services	56,456	56,456	42,153	37,840
Corporate (13)	(69,059)	(69,059)	(67,875)	(57,866)
Adjusted EBITDA (11)	$314,013	$419,025	$359,609	$349,225
Distributions (14)	$108,000	$329,000	$309,000	$295,000

*      See the Preliminary Prospectus for the footnotes referred to above that have not changed from the preliminary prospectus dated September 16, 2013 and, as such, have been omitted from this free writing prospectus.

(14) Prior to the Reorganization and this offering, we generally did not have a contractual requirement to pay revenue share to member owners participating in our GPO programs, but have paid, and in the case of the six month period ended June 30, 2013 will pay, semi-annual distributions of partnership income, which approximate 70% of the gross administrative fees collected by Premier LP for the fiscal years ended June 30, 2013, 2012 and 2011, respectively, based upon purchasing by such member owners’ member facilities through our GPO supplier contracts. Distributions are paid each February, for partnership income attributable to the six months ended December 31, and each September, for partnership income attributable to the six months ended June 30. In addition, following the completion of the Reorganization and this offering, we intend to pay a distribution of partnership income, calculated in a consistent manner with our historical semi-annual distributions pursuant to the existing limited partnership agreement of Premier LP, to our member owners who approved the Reorganization for the period from July 1, 2013 through the effective date of the Reorganization. Under the LP Agreement, which will become effective upon the completion of the Reorganization and this offering, the distributions provided to member owners by Premier LP will be determined as follows:

(i)    subject to certain termination rights, each member owner has executed a GPO participation agreement for an initial five-year term, although our two largest regional GPO member owners, which represented approximately 17% of our gross administrative fees revenue for fiscal year 2013, have entered into agreements with seven-year terms, which will become effective upon the completion of the Reorganization and this offering, that provides that Premier LP will pay each member owner revenue share equal to 30% of all gross administrative fees collected by Premier LP based upon purchasing by such member owner’s member facilities through our GPO supplier contracts. In addition, our two largest regional GPO member owners will each remit all gross administrative fees collected by such member owner based upon purchasing by such member owner’s member facilities through the member owner’s own GPO supplier contracts and receive revenue share from Premier LP equal to 30% of such gross administrative fees remitted to us. See “Certain Relationships and Related Party Transactions—Transactions with Member Owners in Connection with this Offering—GPO Participation Agreement.” Such revenue share is reflected in net administrative fees in the consolidated statement of income; and

(ii)   under the LP Agreement, subject to applicable law or regulation and the terms of Premier LP’s financing agreements, Premier GP will cause Premier LP to make quarterly distributions out of Premier LP’s estimated taxable net income to Premier GP and to the holders of Class B common units as a class in an aggregate amount equal to Premier LP’s total taxable income for each such quarter multiplied by the effective combined federal, state and local income tax rate then payable by Premier, Inc. to facilitate payment by each Premier LP partner of taxes, if required, on its share of taxable income of Premier LP. In addition, Premier GP may cause Premier LP to make additional distributions to Premier GP and to the holders of Class B common units as a class in proportion to their respective number of units. See “Certain Relationships and Related Party Transactions—Transactions with Member Owners in Connection with this Offering—Amended and Restated Limited Partnership Agreement of Premier LP.” Pro forma distributions represent $277.3 million in taxable net income of Premier LP for fiscal year 2013, multiplied by Premier, Inc.’s estimated federal, state and local effective tax rate of 39%.

The Company has amended its disclosure in the Preliminary Prospectus in the Capitalization section to read as follows:

CAPITALIZATION

The following table sets forth as of June 30, 2013:

•                  the cash and cash equivalents, redeemable limited partners’ capital and capitalization on a historical consolidated basis of PHSI, our accounting predecessor, and

•                  our pro forma cash and cash equivalents, redeemable limited partners’ capital and capitalization on a consolidated basis, as adjusted to reflect (a) the Reorganization, (b) our issuance and sale of shares of Class A common stock in this offering at an assumed initial public offering price of $24.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), the receipt of the estimated proceeds from this offering net of estimated underwriting discounts and commissions and the use of such estimated proceeds as described under “Use of Proceeds” and (c) the payment of fees and expenses in connection with this offering.

The table should be read in conjunction with the information found in “Structure,” “Use of Proceeds,” “Unaudited Pro Forma Consolidated Financial Information,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	June 30, 2013
(In Thousands)	PHSI Actual	Premier, Inc. Pro Forma (1)
		(unaudited)
Cash and cash equivalents	$198,296	$353,136
Total debt (2)	34,617	34,617
Redeemable limited partners’ capital (3)	307,635	412,235
Class A common stock, par value, $0.01 per share, 500,000,000 shares authorized; 28,151,958 shares issued and outstanding on a pro forma basis	—	282
Class B common stock, par value, $0.000001 per share, 600,000,000 shares authorized; 112,607,832 shares issued and outstanding on a pro forma basis	—	—
Common stock	57	—
Additional paid-in capital	28,866	155,242
Common stock subscribed (4)	300	—
Subscriptions receivable (5)	(300)	—
Retained earnings	50,599	39,793
Noncontrolling interest (6)	(1,754)	(1,754)
Accumulated other comprehensive loss	—	(3)
Total stockholders’ equity	77,768	193,560
Total capitalization	$420,020	$640,412

*      See the Preliminary Prospectus for the footnotes referred to above that have not changed from the preliminary prospectus dated September 16, 2013 and, as such, have been omitted from this free writing prospectus.

The Company has amended the unaudited pro forma consolidated balance sheet and certain related notes thereto in the Unaudited Pro Forma Consolidated Financial Information section of the Preliminary Prospectus to read as follows:

Unaudited Pro Forma Consolidated Balance Sheet

As of June 30, 2013

(In Thousands, Except Per Share Amounts)	PHSI Actual	Pro Forma Adjustments		Premier, Inc. Pro Forma
Assets
Current assets
Cash and cash equivalents	$198,296	$154,840	(1)	$353,136
Marketable securities	57,323	—		57,323
Accounts receivable, net	62,224	—		62,224
Inventories	12,741	—		12,741
Prepaid expenses and other current assets	25,404	(3,089	)(2)	22,315
Due from related party	1,650	—		1,650
Deferred tax assets	8,403	—		8,403
Total current assets	366,041	151,751		517,792
Investments	6,676	—		6,676
Property and equipment, net	115,587	—		115,587
Restricted cash	5,000	—		5,000
Deferred tax assets	15,077	256,452	(3)	271,529
Goodwill	61,410	—		61,410
Intangible assets, net	4,292	—		4,292
Other assets	24,833	—		24,833
Total assets	$598,916	$408,203		$1,007,119
Liabilities, redeemable limited partners’ capital and stockholders’ equity
Current liabilities
Accounts payable and accrued expenses	$61,203	$—		$61,203
Accrued compensation and benefits	51,359	—		51,359
Deferred revenue	18,880	—		18,880
Current portion of notes payable	12,149	—		12,149
Payable pursuant to tax receivable agreement	—	8,815	(3)	8,815
Income tax payable	3	10,806	(4)	10,809
Other current liabilities	1,554	—		1,554
Total current liabilities	145,148	19,621		164,769
Notes payable, less current portion	22,468	—		22,468
Payable pursuant to tax receivable agreement, less current portion	—	168,190	(3)	168,190
Long-term liabilities	45,897	—		45,897
Total liabilities	213,513	187,811		401,324
Redeemable limited partners’ capital	307,635	104,600	(5)	412,235
Stockholders’ equity:
Series A Preferred stock, par value $0.01, 400,000 shares authorized; no shares issued and outstanding	—	—		—
Common stock, par value $0.01, 12,250,000 shares authorized; 5,653,390 shares issued and outstanding, no shares outstanding on a pro forma basis	57	(57	)(6)	—
Class A common stock, par value $0.01, 500,000,000 shares authorized; 28,151,958 shares issued and outstanding on a pro forma basis	—	282	(6)	282
Class B common stock, par value $0.000001, 600,000,000 shares authorized; 112,607,832 shares issued and outstanding on a pro forma basis	—	—	(6)	—
Additional paid-in capital	28,866	126,376	(7)	155,242
Common stock subscribed	300	(300	)(6)	—
Subscriptions receivable	(300)	300	(6)	—
Retained earnings	50,599	(10,806	)(4)	39,793
Noncontrolling interest	(1,754)	—		(1,754)
Accumulated other comprehensive loss	—	(3	)(5)	(3)
Total stockholders’ equity	77,768	115,792		193,560
Total liabilities, redeemable limited partners’ capital and stockholders’ equity	$598,916	$408,203		$1,007,119

*      See the Preliminary Prospectus for the footnotes referred to above that have not changed from the preliminary prospectus dated September 16, 2013 and, as such, have been omitted from this free writing prospectus.

(5)         Reflects the increase in the noncontrolling interest held by the limited partners in Premier LP resulting from the net proceeds from this offering used to purchase Class A common units of Premier LP from Premier LP of $127.6 million and Class B common units of Premier LP from PHSI of $16.4 million, net of taxes of $10.8 million, and the contribution of the common stock of PHSI in connection with the Reorganization of $77.8 million. This is offset by an adjustment of $117.2 million to reflect the 80% noncontrolling interest to be held by the limited partners of Premier LP subsequent to the Reorganization and this offering, which is reflected in redeemable limited partners’ capital on the unaudited pro forma consolidated balance sheet. Immediately following the effective date of the LP Agreement (as described in “Certain Relationships and Related Party Transactions—Transactions with Member Owners in Connection with this Offering—Amended and Restated Limited Partnership Agreement of Premier LP”), all of Premier LP’s limited partners that approved the Reorganization will receive Class B common units and capital account balances in Premier LP equal to their percentage interests and capital account balances in Premier LP immediately preceding the Reorganization. We intend to use a portion of the net proceeds from this offering to purchase (i) Class A common units of Premier LP, (ii) Class B common units of Premier LP from PHSI and (iii) Class B common units of Premier LP from the member owners, resulting in a reduction in the noncontrolling interest attributable to the limited partners from 99% to approximately 80%.

(7)         Reflects the impact of the adjustments in notes (1), (2), (3), (5) and (6) above to additional paid-in capital:

•                  an increase of $79.5 million due to an increase in deferred tax assets described in note (3) of $256.5 million offset by an increase in payables pursuant to the tax receivable agreement of $177.0 million;

•                  an increase of $648.3 million from the net proceeds from this offering (assuming an initial public offering price of $24.50 per share of Class A common stock, the midpoint of the range set forth on the cover page of this prospectus) less the par value of the shares of Class A common stock sold in this offering of $0.3 million and less prepaid offering expenses of $3.1 million; and

•                  a decrease of $598.0 million to reflect the difference between the consideration paid to acquire the Class A and B common units and the adjustment to the carrying value of the noncontrolling interest described in note (5) above.

Total adjustment to additional paid-in capital is an increase of $126.4 million.

The Company has amended its disclosure about alternate site program purchasing volume growth in the Preliminary Prospectus in the Business section to read as follows:

From fiscal year 2012 to fiscal year 2013, our alternate site programs have experienced 12% growth in purchasing volume.

Our alternate site program, consisting of our Continuum of Care GPO, which includes Innovatix, Premier REACH and ProviderSelect MD, is one of the largest in the United States, providing services to approximately 100,000 members as of June 30, 2013, and experienced 12% growth in purchasing volume from fiscal year 2012 to fiscal year 2013.

The Company has amended its disclosure in the Preliminary Prospectus in the Principal Stockholders section to add the following sentence:

Accordingly, the following table also does not reflect the shares of Class A common stock issuable upon the exercise of stock options or performance shares or restricted stock units that we expect to grant in connection with this offering as such awards do not vest during the 60-day period subsequent to the completion of this offering.

The Company has also amended its disclosure in the Preliminary Prospectus in the Certain Relationships and Related Party Transactions—Other Related Party Transactions and Principal Stockholders sections to update the beneficial ownership of Class B common units and combined voting power of GNYHA Purchasing Alliance, LLC, one of its member owners.

*        *        *        *        *

The Company has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may obtain the Preliminary Prospectus by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by telephone at (866) 803-9204, or from BofA Merrill Lynch, 222 Broadway, New York, New York 10038, Attention: Prospectus Department or by emailing dg.prospectus_requests@baml.com or from Wells Fargo Securities, LLC, 1525 West W.T. Harris Boulevard, Charlotte, NC 0675, North Carolina 28262, Attention: Capital Markets Client Support, by telephone at (800) 326-5897 or by emailing cmclientsupport@wellsfargo.com.